March 17, 2008

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20002

Mail Stop: 4561

Attention: John Reynolds

Re: Hillholm Acquisition, Inc. (File No. 000-52965), Petman Acquisition, Inc. (File No. 000-52966), Ashwood Acquisition, Inc. (File No. 000-52967), Pendrith Acquisition, Inc. (File No. 000-52968), Kempsell Acquisition, Inc. (File No. 000-52969)

Dear Mr. Reynolds:

In response to your letter dated February 27, 2008 concerning Form 10-SB amendments filed on the above companies on February 19, 2008, I provide the following responses for each of the above companies:

In my first amendment I added a statement that Fiorano, Inc. failed to file several Exchange Act reports as required by federal securities laws for the time period December 31, 2005 to June 30, 2007 when I was an officer and director due to the previous management failing to deliver all books and records to file accurate reports.  In the second amendment a risk factor has been added to each company filing to address the concerns of failure of filing Exchange Act reports.  The risk factor states:

“Should our securities become eligible for inclusion for quotation on the OTC Bulletin Board, and should we then fail to remain current in our reporting requirements, our securities could be removed from the  OTC Bulletin Board, which would limit the ability of broker-dealers to  sell our securities and the ability of stockholders to sell their securities in the secondary market.

We hope to trade our securities on the OTC Bulletin Board. Companies trading on the OTC Bulletin Board must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 thereof, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity of our securities, that is the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market, could be materially adversely affected.”

In connection with responding to your letter, we acknowledging that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your considerations on this matter.

Yours truly,

 /s/ Shawn Pecore

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Shawn, President for:

Hillholm Acquisition, Inc.

Ashwood Acquisition, Inc.

Kempsell Acquisition, Inc.

Petman Acquisition, Inc.

Pendrith Acquisition, Inc.